EXHIBIT 11.1

            STATEMENT RE: COMPUTATION OF HISTORICAL EARNINGS PER COMMON SHARE
                            PROFFITT'S, INC. AND SUBSIDIARIES
                        (in thousands, except per share amounts)

                                       THREE MONTHS ENDED   NINE MONTHS ENDED
                                       ------------------   -----------------
                                       OCTOBER   OCTOBER    OCTOBER   OCTOBER
                                       28, 1995  29, 1994   28, 1995  29, 1994
                                       --------  --------   --------  --------

PRIMARY:

  Average shares outstanding            10,241     9,940     10,176    9,726
  Net effect of dilutive stock
   options--based on the treasury
   stock method using average
   market price                            170       116        159      132
                                       -------    ------     ------   ------
        Total                           10,411    10,056     10,335    9,858
                                       =======    ======     ======   ======

  Net income                           $ 3,439    $2,969     $7,325   $4,180
  Less preferred stock dividends          (487)     (488)    (1,462)  (1,206)
                                       -------    ------     ------   ------

  Net income available to common
    shareholders                       $ 2,952    $2,481     $5,863   $2,974
                                       =======    ======     ======   ======

  Primary earnings per common share    $  0.28    $ 0.25     $ 0.57   $ 0.30
                                       =======    ======     ======   ======

FULLY DILUTED:

  Average shares outstanding            10,241     9,940     10,176    9,726
  Net effect of dilutive stock
    options--based on the treasury
    stock method using period-end
    market price if higher than
    average price                          170       116        173      132
  Assumed conversion of 4.75%
    subordinated debenture               2,020     2,020      2,020    2,020
  Assumed conversion of preferred
    stock                                1,422     1,422      1,422    1,163
                                       -------    ------     ------   ------
          Total                         13,853    13,498     13,791   13,041
                                       =======    ======     ======   ======

  Income before interest adjustment $ 3,439 $2,969 $7,325 $4,180 Add 4.75% convertible subordinated debenture interest, net of
    federal income tax effect              625       625      1,875    1,875
                                       -------    ------     ------   ------
  Adjusted net income                   $4,064    $3,594     $9,200   $6,055
                                       =======    ======     ======   ======

 Fully diluted earnings per
    common share                        $ 0.29    $ 0.27     $ 0.67   $ 0.46
                                        ======    ======     ======   ======


      Note/For each period shown, the fully diluted earnings per common share calculation is anti-dilutive, and therefore, no fully diluted presentation is needed.